

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 12, 2026

Kunal Dusad
Manager
Brookfield Capital Finance LLC
181 Bay Street
P.O. Box 762
Toronto, Ontario, Canada, M5J 2T3

> **Re: Brookfield Capital Finance LLC**
> **Registration Statement on Form F-3**
> **Filed December 22, 2025**
> **File No. 333-292317**

Dear Kunal Dusad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher R. Bornhorst, Esq.